EXHIBIT 12

EARLE M. JORGENSEN COMPANY

STATEMENT OF COMPUTATION OF RATIO

OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Year Ended March 31,				Nine Months Ended
	2002	2003	2004		January 1, 2004	December 31, 2004
Income before income taxes	$5,809	$3,882		$18,379	$6,732	$63,229
Fixed charges to be added back to earnings:
Interest and debt expense, including capitalized interest	43,025	47,753		51,234	38,333	40,559
Rentals (one-third of all rent and related costs charged to income)	7,118	7,219		7,434	5,560	5,334

Total fixed charges	50,143	54,972		58,668	43,893	45,892

Amortization of capitalized interest	—	13		39	27	35
Less capitalized interest	(316)	(464)		(61)	(61)	—

Earnings before income taxes and fixed charges	$55,636	$58,403		$77,025	$50,591	$109,157

Ratio of earnings to fixed charges	1.11	1.06		1.31	1.15	2.38
Amount by which earnings are inadequate to cover fixed charges	$—	$—	$		$—	$—

EARLE M. JORGENSEN HOLDING COMPANY, INC.

STATEMENT OF COMPUTATION OF RATIO

OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Year Ended March 31,			Nine Months Ended
	2002	2003	2004	January 1, 2004	December 31, 2004
Income before income taxes	$(24,050)	$(31,371)	$(20,435)	$(18,422)	$41,787
Fixed charges to be added back to earnings:
Interest and debt expense, including capitalized interest	72,913	83,345	90,147	63,586	62,001
Rentals (one-third of all rent and related costs charged to income)	7,118	7,219	7,434	5,560	5,334

Total fixed charges	80,031	90,564	97,581	69,146	67,335

Amortization of capitalized interest	—	13	39	27	35
Less capitalized interest	(316)	(464)	(61)	(61)	—

Earnings before income taxes and fixed charges	$55,665	$58,742	$77,124	$50,690	$109,157

Ratio of earnings to fixed charges	0.70	0.65	0.79	0.73	1.62
Amount by which earnings are inadequate to cover fixed charges	$(24,366)	$(31,822)	$(20,457)	$(18,457)	$—